UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                            NETFABRIC HOLDINGS, INC.
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)


                                    64111Y107
                                 (CUSIP Number)


                            NetFabric Holdings, Inc.
                      67 Federal Road, Building A Suite 300
                              Brookfield, CT 06804
        Attention: Jeffrey Robinson, Chairman and Chief Executive Officer
          (Name, Address, and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  June 24, 2005
             (Date of Event which Requires Filing of This Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /_/

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 64111Y107
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     1    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               Mohd Asif


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     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) |_|
                                                                     (b) |X|
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     3    SEC USE ONLY

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     4    SOURCE OF FUNDS


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     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                  |_|
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     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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 NUMBER OF           7    SOLE VOTING POWER                  9,638,462
  SHARES        ----------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER
  OWNED BY      ----------------------------------------------------------------
   EACH              9    SOLE DISPOSITIVE POWER             9,638,462
 REPORTING      ----------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER

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    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                             9,638,462
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    12    CHECK IF THE AGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                     |_|
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    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                             14%
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    14    TYPE OF REPORTING PERSON

                                                             IND
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


This Amendment to the Schedule 13D filed on June 24, 2005 is being filed to amend paragraph (f) of Item 2 (Identity and Background) of such Schedule 13D and is hereby amended to read in its entirety as follows:

ITEM 2.   IDENTITY AND BACKGROUND.

(f)   Mr. Mohd Asif is a Canadian citizen.

                                S I G N A T U R E

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  June 30, 2005




                                           /s/Mohd Asif
                                           ---------------------------------
                                              Mohd Asif